May 15, 2025

Sean Browne
President and Chief Executive Officer
Xtant Medical Holdings, Inc.
664 Cruiser Lane
Belgrade, MT 59714

       Re: Xtant Medical Holdings, Inc.
           Registration Statement on Form S-1
           Filed May 12, 2025
           File No. 333-287192
Dear Sean Browne:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jason Drory at 202-551-8342 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Amy Culbert